Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement is part of, and should be read in conjunction with, the prospectus dated April 4, 2006, the Prospectus Supplement dated September 21, 2006 and the Sticker Supplement dated November 13, 2006. This Sticker Supplement replaces all prior Sticker Supplements to the prospectus other than the Sticker Supplement dated November 13, 2006. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” include CNL Income Properties, Inc. and its subsidiaries.

Information as to the number and types of properties we have entered into initial commitments to acquire, properties we have acquired and loans we have made is presented as of November 20, 2006, and all references to property acquisitions, commitments and loans should be read in that context. Properties that we enter into initial commitments to acquire, as well as properties we acquire and loans we make after November 20, 2006, will be reported in a subsequent supplement.

RECENT DEVELOPMENTS

At November 20, 2006, we had a portfolio of 40 lifestyle properties, including interests in retail and commercial properties at seven resort villages, one merchandise mart, two waterpark resorts, two outdoor waterparks, one sky lift attraction, one dealership, 13 golf course properties, two ski properties and 11 family entertainment centers. In addition, we have made four loans, three of which are outstanding. We have also committed to acquire one additional golf course property. All of the properties in which we own an interest are, or will be, leased on a long-term basis to either affiliated or third-party tenants and managed by third-party operators that we consider to be significant industry leaders.

On November 16, 2006, we acquired six golf course properties, committed to purchase one additional golf course property and purchased a 47.5% interest in the partnership that owns the Cowboys Golf Club in Grapevine, Texas for an aggregate purchase price of $59.0 million (the “EAGL Properties”). One of the EAGL Properties, the Clear Creek Golf Club, was closed into escrow pending receipt of a consent assigning the underlying ground lease, and we expect to close the purchase of that property by the end of November 2006. In order to obtain ownership of the Cowboys Golf Club, we expect to acquire the remaining interests in the partnership owning the club in a separate transaction by the end of the first quarter of 2007. If we do not acquire the remaining interests of the Cowboys in the partnership, or if we fail to operate the Cowboys Golf Club according to certain standards, under the terms of our license agreement, we will lose the right to use the Cowboys name and logo at that property in November 2008. The acquisition of the Clear Creek Golf Club and the partnership interests are subject to the fulfillment of certain conditions, and there can be no assurance that any or all of these conditions will be satisfied and that these transactions will ultimately be completed.

The following table sets forth the name and location of each of the EAGL Properties:

Name	Location
Mansfield National Golf Club (subject to a ground lease)	Dallas-Fort Worth, Texas

Plantation Golf Club	Dallas-Fort Worth, Texas

Lake Park Golf Club (subject to a concession agreement)	Dallas-Fort Worth, Texas

Golf Club at Fossil Creek	Fort Worth, Texas

The Golf Club at Cinco Ranch	Houston, Texas

Canyon Springs Golf Club	San Antonio, Texas

November 22, 2006	Prospectus Dated April 4, 2006

Name	Location
Clear Creek Golf Club* (subject to a concession agreement)	Houston, Texas

Cowboys Golf Club (subject to a ground lease)	Grapevine, Texas

*	Closed into escrow

All of the EAGL Properties are public golf courses and each of the properties features an 18-hole golf course and, generally, a golf range, a practice facility and a clubhouse that includes a pro shop and a restaurant. In addition to an 18-hole golf course, Lake Park Golf Club also features a 9-hole executive golf course.

We have entered into long-term, triple-net leases with Evergreen Alliance Golf Limited, L.P. (“EAGL Golf”), a golf course investment and management company, for all of the EAGL Properties except the Cowboys Golf Club. The Cowboys Golf Club is currently being managed pursuant to a management agreement that was entered into with Premier Golf, Inc. prior to its acquisition of EAGL Golf. Upon our purchase of the remaining interests in the Cowboys Golf Club, we expect to lease the property to EAGL Golf under a triple net lease with similar terms to the leases we have for our other EAGL Properties.

On October 6, 2006, we acquired 11 family entertainment center properties, or FECs, from Trancas Capital, LLC, a real estate and management operating company, for a purchase price of $35.2 million. The properties range in size from five to 18 acres and feature various combinations of activities such as miniature golf, go-karts, video arcades, laser tag, batting cages, bumper boats, paintball, rock climbing, amusement rides and food service. We have entered into long-term, triple-net leases with Zuma Holdings, LLC, an affiliate of Trancas Capital, LLC, for each of the 11 properties. The following table sets forth the brand name and location of the acquired properties:

Name	Location
Zuma Fun Center	Charlotte, North Carolina

Zuma Fun Center	Knoxville, Tennessee

Zuma Fun Center	North Houston, Texas

Zuma Fun Center	South Houston, Texas

Mountasia Family Fun Center	North Richland Hills, Texas

Grand Prix Tampa	Tampa, Florida

Fiddlesticks Fun Center	Tempe, Arizona

Funtasticks Fun Center	Tucson, Arizona

Camelot Park (subject to a ground lease)	Bakersfield, California

Putt Putt Fun Center (subject to a ground lease)	Lubbock, Texas

Putt Putt Fun Center (subject to a ground lease)	Raleigh, North Carolina

On October 16, 2006, we acquired the Weston Hills Country Club, a private golf club in Weston, Florida from an affiliate of Heritage Golf Group, LLC, a golf course investment and management company, for a purchase price of $35.0 million. Heritage Golf, through a subsidiary, also currently operates our Palmetto Hall Property. We have agreed to pay Heritage Golf a supplemental purchase price of up to $5.3 million in the aggregate in fiscal year 2009 if certain calculation and performance targets are met with respect to the Weston Hills Country Club. The club features two 18-hole golf courses designed by Robert Trent Jones, Jr. and includes a 15-acre teaching center, a 50,000-square-foot clubhouse with a pro shop and dining room, tennis courts and a swimming pool. A subsidiary of Heritage Golf operates the golf course under a triple-net lease. The lease is cross-defaulted with our Palmetto Hall Property and two other properties we acquired from Heritage affiliates as described below.

On October 16, 2006, we also acquired Heritage Golf Group West Coast, Inc., an entity formed by Heritage Golf, for a purchase price of $57.0 million and reimbursable capital expenses of $533,000. We have agreed to pay Heritage Golf a supplemental purchase price of up to $8.6 million in the aggregate in fiscal year 2009 if certain performance targets are met with respect to the two golf courses owned by Heritage West Coast: the Valencia Country Club, a private golf club located in Santa Clarita, California and the Talega Golf Club, a public golf course located in San Clemente, California. The Valencia Property consists of an 18-hole golf course designed by Robert Trent Jones, Sr., a practice center, a 45,000-square-foot clubhouse with a pro shop, a ballroom and a restaurant. The Talega Property consists of an 18-hole public golf course and a 13,450-square-foot clubhouse with a restaurant and a pro shop. An entity formed by Heritage Golf operates the golf courses under triple-net leases.

On October 1, 2006, our board of directors declared a distribution of $0.0483 per share to stockholders of record on October 1, 2006, on October 17, 2006, our board declared a distribution of $0.0492 per share to stockholders of record on November 1, 2006, and on November 8, 2006, our board declared a distribution of $0.05 per share to stockholders of record on December 1, 2006, all of which shall be paid by December 31, 2006.

THE OFFERING

As of September 30, 2006, we had received $128.4 million (12,970,674 shares) in subscriptions proceeds for this offering, including $7.7 million (807,573 shares) received through our reinvestment plan. As of that same date, we had received $648.2 million (64,932,023 shares) in total proceeds in connection with our public offerings, including proceeds received through our reinvestment plan. This amount excludes $200,000 for 20,000 shares purchased by our Advisor preceding the commencement of our initial offering and $1.2 million for 117,708 restricted common shares issued to CNL Financial Group, Inc. in December 2004.

BUSINESS

OTHER ATTRACTIONS

The following information supplements the Other Attractions section, which begins on page 66 of the prospectus:

Family Entertainment Centers. Family Entertainment Centers (FECs) comprise the local park segment of the amusement park industry. Typically, FECs draw their core audience from within a 25-mile radius of their location. According to the PricewaterhouseCoopers LLC “Global Entertainment and Media Outlook: 2006-2010” report, the amusement park industry collectively accounts for approximately $11.0 billion in annual revenues. A recent CB Richard Ellis, Inc. profile on the industry states that the FEC segment has accounted for approximately $3.0 billion of this revenue opportunity. The FEC industry has continued to demonstrate growth over the years in its demographic reach, average spending per-capita and visiting patterns, all of which contribute to the health of the industry.

PROPERTY ACQUISITIONS

The following information supplements the Property Acquisitions section, which begins on page 67 of the prospectus.

OTHER ATTRACTIONS

Trancas Capital Family Entertainment Centers

On October 6, 2006, we acquired 11 family entertainment center properties (FECs) from Trancas Capital, LLC (“Trancas Capital”), a real estate management and operating company, for a purchase price of $35.2 million. We also have a six-month option to purchase the Fiddlesticks Fun Center in Scottsdale, Arizona on the same terms, conditions and purchase price as set forth in the asset purchase agreement. The properties range in size from five to 18 acres and feature various combinations of activities such as miniature golf, go-karts, video arcades, laser tag, batting cages, bumper boats, paintball, rock climbing, amusement rides and food service. The following table sets forth the brand name and location of the acquired properties:

Name	Location
Zuma Fun Center (the “Zuma Charlotte Property”)	Charlotte, North Carolina

Zuma Fun Center (the “Zuma Knoxville Property”)	Knoxville, Tennessee

Zuma Fun Center (the “Zuma North Houston Property”)	Houston, Texas

Zuma Fun Center (the “Zuma South Houston Property”)	Houston, Texas

Mountasia Family Fun Center (the “Mountasia Property”)	North Richland Hills, Texas

Grand Prix Tampa (the “Grand Prix Tampa Property”)	Tampa, Florida

Fiddlesticks Fun Center (the “Fiddlesticks Tempe Property”)	Tempe, Arizona

Funtasticks Fun Center (the “Funtasticks Tucson Property”)	Tucson, Arizona

Camelot Park (the “Camelot Park Bakersfield Property”) (subject to a ground lease)	Bakersfield, California

Putt Putt Fun Center (the “Putt Putt Lubbock Property”) (subject to a ground lease)	Lubbock, Texas

Putt Putt Fun Center (the “Putt Putt Raleigh Property”) (subject to a ground lease)	Raleigh, North Carolina

The approximate federal income tax basis of the depreciable portion of the properties is $16.8 million. The properties are adequately insured, and there are no major capital expenditures planned for the properties. There are potential environmental issues relating primarily to gasoline leakage associated with the go-kart operations at the properties in Tempe, Arizona, Raleigh and Charlotte, North Carolina and Tampa, Florida. Trancas Capital has agreed to indemnify us against any clean-up costs, claims or other expenses relating to such environmental issues.

Leases. We have entered into long-term, triple-net leases with Zuma Holdings, LLC, an affiliate of Trancas Capital, for each of the 11 properties. The Trancas Capital affiliate will continue to operate eight of the 11 properties. The Raleigh Putt Putt Property, the Lubbock Putt Putt Property and the Grand Prix Property were previously, and will continue to be, operated by third-party operators pursuant to three separate subleases with Zuma Holdings, LLC. The combined minimum annual rent for the 11 properties in the initial year is approximately $3.2 million and will increase during the term of the lease to a maximum of $3.4 million. Total percentage rent is a negotiated percentage of revenue in excess of a minimum threshold. All 11 leases are cross-defaulted and co-terminous regarding renewal options. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.”

Trancas Capital, LLC. Trancas Capital was founded in 2003 and focuses on acquiring and operating family entertainment centers. Trancas Capital and its subsidiary, Zuma Fun Centers, manage FECs under the Camelot Park, Mountasia Family Fun Center, Fiddlesticks, Funtasticks and Zuma Fun Center brand names. The company is the second largest operator of FECs in the United States. The founder, who is also Chief Executive Officer of the company, has more than 15 years experience in development, operations, acquisition and financial aspects of the amusement industry. He co-founded Palace Entertainment which is the largest operator of FECs in the United States. Prior to our acquisition of these 11 properties, neither Trancas Capital nor its subsidiaries or affiliates were related to us, affiliated with us or a partner in our business.

Competition. Nationally, Palace Entertainment’s family amusement and waterpark operations, Chuck E. Cheese’s restaurant and Dave & Buster’s restaurant/entertainment complexes compete with the Trancas Capital FEC properties. Locally, the competition occurs primarily with local retail and games amusement areas.

GOLF COURSES

EAGL Golf Clubs and Cowboys Golf Club Partnership

On November 16, 2006, we acquired six golf course properties, committed to purchase one additional golf course property and purchased a 47.5% interest in the partnership that owns the Cowboys Golf Club in Grapevine, Texas, from affiliates of EAGL Golf for an aggregate purchase price of $59.0 million (the “EAGL Properties”). One of the EAGL Properties, the Clear Creek Golf Club, was closed into escrow pending receipt of a consent assigning the underlying ground lease, and we expect to close the purchase of that property by the end of November 2006. In order to obtain ownership of the Cowboys Golf Club, we expect to acquire the remaining interests in the partnership owning the club in a separate transaction by the end of the first quarter of 2007. If we do not acquire the remaining interests of the Cowboys in the partnership, or if we fail to operate the Cowboys Golf Club according to certain standards, under the terms of our license agreement, we will lose the right to use the Cowboys name and logo at that property in November 2008. The acquisition of the Clear Creek Golf Club and the partnership interests are subject to the fulfillment of certain conditions, and there can be no assurance that any or all of these conditions will be satisfied and that these transactions will ultimately be completed.

The following table sets forth the name and location of each of the EAGL Properties:

Name	Location
Mansfield National Golf Club (the “EAGL Mansfield Property”) (subject to a ground lease)	Dallas-Fort Worth, Texas

Plantation Golf Club (the “EAGL Plantation Property”)	Dallas-Fort Worth, Texas

Lake Park Golf Club (the “EAGL Lake Park Property”) (subject to a concession agreement)	Dallas-Fort Worth, Texas

Golf Club at Fossil Creek (the “EAGL Fossil Creek Property”)	Fort Worth, Texas

Name	Location
The Golf Club at Cinco Ranch (the “EAGL Cinco Ranch Property”)	Houston, Texas

Canyon Springs Golf Club (the “EAGL Canyon Springs Property”)	San Antonio, Texas

Clear Creek Golf Club* (the “EAGL Clear Creek Property”) (subject to a concession agreement)	Houston, Texas

Cowboys Golf Club (the “EAGL Cowboys Property”) (subject to a ground lease)	Grapevine, Texas

*	Closed into escrow

All of the EAGL Properties are public golf courses and each of the properties features an 18-hole golf course and, generally, a golf range, a practice facility and a clubhouse that includes a pro shop and a restaurant. In addition to an 18-hole golf course, the EAGL Lake Park Property also features a 9-hole executive golf course. The approximate federal income tax basis of the depreciable portion of the properties is $53.1 million. The properties are adequately insured, and there are no major capital expenditures planned.

Leases. We have entered into long-term, triple-net leases with EAGL Golf for all of the EAGL Properties except the Cowboys Golf Club. The triple-net leases have initial terms of 20 years and four five-year renewal options, subject to the terms and renewal provisions of certain underlying ground leases or concession agreements. The leases are cross-defaulted. The minimum annual rent for the EAGL Properties, including the Clear Creek Golf Club which is currently being held in escrow, is approximately $3.9 million in the initial year and will increase annually to approximately $4.5 million. Additional rent is a negotiated percentage of incremental total revenue over a threshold. The general terms of the lease agreements are described in the section of the prospectus entitled “Business – Description of Property Leases.” The EAGL Cowboys Property is currently being managed pursuant to a management agreement that was entered into with Premier Golf, Inc., prior to its acquisition of EAGL Golf. Upon our purchase of the remaining interests in the Cowboys Golf Club, we expect to lease the property to EAGL Golf under a triple net lease with similar terms to the leases we have with our other EAGL Properties.

Evergreen Alliance Golf Limited, L.P. Evergreen Alliance Golf Limited, L.P. was acquired by Premier Golf Management, Inc. (“Premier Golf”) at the time of our acquisition of the EAGL Properties. The new entity combines the former EAGL Golf and Premier Golf into a new golf course investment and management company (“EAGL Golf”), which operates approximately 50 golf course properties throughout the United States. Joe Munsch, who has 30 years of experience in the golf industry, will serve as President and Chief Executive Officer of EAGL Golf. Mr. Munsch spent almost 20 years with ClubCorp in various executive positions and joined the former EAGL Golf in 2001 as its President overseeing the operation of its 27 golf courses. Premier Golf was founded by Bob Williams in 2002, and it currently owns and operates approximately 20 golf courses. Mr. Williams has 30 years of experience in the golf industry, working with ClubCorp and American Golf Corporation before forming Golf Enterprises, Inc. in 1993. Mr. Williams will serve as Chairman of EAGL Golf. Prior to our acquisition of these properties, none of EAGL Golf, Premier Golf Management, Inc., or any of their subsidiaries or affiliates, were related to us, affiliated with us or was a partner in our business.

Competition. Our prospectus contains a general discussion of competition in the golf sector. Provided below is specific competition for each of the EAGL Properties.

The EAGL Mansfield Property competes primarily with the Prairie Lakes, the Tierra Verde and the Tangle Ridge public golf courses located in the Dallas-Fort Worth, Texas area. The EAGL Plantation Property competes primarily with the Ridgeview Ranch, the Chase Oaks and the Trails of Frisco public golf courses located in the Dallas-Fort Worth area. The EAGL Lake Park Property competes primarily with the Grapevine Municipal, the Coyote Ridge and the Riverchase public golf courses located in the Dallas-Fort Worth area. The EAGL Fossil Creek Property competes primarily with the Doral Tesoro, the Sky Creek Ranch and the Tour 18 public golf courses located in Fort Worth, Texas. The EAGL Cinco Ranch Property competes primarily with the Meadowbrook, the Bear Creek and the Greatwood public golf courses located in the Houston, Texas area. The

EAGL Canyon Springs Property competes primarily with the Silverhorn, the Westin La Cantera and the Quarry public golf courses located in San Antonio, Texas. The EAGL Clear Creek Property competes primarily with the Southwyck, the Wildcat and the Clear Lake public golf courses located in Houston, Texas. The EAGL Cowboys Property competes primarily with the Tour 18, the Bridlewood and the Fours Seasons public golf courses located in the Dallas-Fort Worth, Texas area.

Weston Hills Country Club

On October 16, 2006, we acquired the Weston Hills Country Club, a private golf club in Weston, Florida (the “Weston Hills Property”) from WHCC, LLC, an affiliate of Heritage Golf Group, LLC (“Heritage Golf”) for a purchase price of $35.0 million. Heritage Golf is a golf course investment and management company that, through a subsidiary, also currently operates our Palmetto Hall Property. We have agreed to pay Heritage Golf a supplemental purchase price of up to $5.3 million in the aggregate in fiscal year 2009 if certain performance targets are met with respect to the Weston Hills Property. The Weston Hills Property features two 18-hole golf courses designed by Robert Trent Jones, Jr. and includes a 15-acre teaching center, a 50,000-square-foot clubhouse with a pro shop and dining room, tennis courts and a swimming pool. The approximate federal income tax basis of the depreciable portion of the property is $32.3 million. The Weston Hills Property is adequately insured, and the only major capital expenditure planned for the property is a $1.3 million renovation to the locker rooms at the clubhouse.

Lease. A subsidiary of Heritage Golf operates the Weston Hills Property under a triple-net lease with an initial term of 20 years and six five-year renewal options. The lease is cross-defaulted with our Palmetto Hall Property and two other properties we have acquired from Heritage Golf affiliates as described below. The minimum annual rent for the Weston Hills Property will be approximately $2.8 million in the initial year and will increase annually to approximately $3.0 million. Additional rent is a negotiated percentage of incremental total revenue over a certain threshold.

Heritage Golf Group, LLC. For information on this operator, see the section entitled “Business – Property Acquisitions – Golf Courses – Palmetto Hall Plantation Club” which begins on p. 9 of Supplement No. Three dated September 21, 2006 to the prospectus.

Competition. The Weston Hills Property competes for members primarily with the Tournament Players Club at Eagle Trace, a private golf club in Coral Springs, Florida, the Grande Oaks Golf Club, a private golf club in Ft. Lauderdale, Florida and The Club at Doral, a private golf club in Miami, Florida.

Valencia Country Club and Talega Golf Club

On October 16, 2006, we also acquired Heritage Golf Group West Coast, Inc. (“Heritage West Coast”), an entity formed by Heritage Golf, for a purchase price of $57.0 million and reimbursable capital expenses of $533,000. We have agreed to pay Heritage Golf a supplemental purchase price of up to $8.6 million in the aggregate in fiscal year 2009 if certain performance targets are met with respect to the two golf courses owned by Heritage West Coast: the Valencia Country Club, a private golf club located in Santa Clarita, California (the “Valencia Property”) and the Talega Golf Club, a public golf course located in San Clemente, California (the “Talega Property”). The Valencia Property consists of an 18-hole golf course designed by Robert Trent Jones, Sr., a practice center, a 45,000-square-foot clubhouse with a pro shop, a ballroom and a restaurant. The Talega Property consists of an 18-hole public golf course and a 13,450-square-foot clubhouse with a restaurant and a pro shop. The approximate federal income tax basis of the depreciable portion of the properties is $27.0 million. The properties are adequately insured, and the only major capital expenditure planned for the properties, other than the $533,000 paid at closing, mostly for improvements being completed to the driving range at the Talega Property, is an additional $1.2 million for sound wall construction and restaurant renovations at the Valencia Property.

Leases. Heritage Golf Master Lease, LLC, an entity formed by Heritage Golf, operates both golf courses under triple-net leases with initial terms of 20 years and six five-year renewal options. The leases are cross-defaulted with our Palmetto Hall Property and our Weston Hills Property. The minimum annual rent for the Valencia Property will be approximately $3.2 million in the initial year and will increase annually to a maximum of $3.4 million. The minimum annual rent for the Talega Property will be approximately $1.4 million in the initial year and will increase annually to a maximum of $1.6 million. Additional rent is a negotiated percentage of incremental total revenue over thresholds set for each of these properties.

Heritage Golf Group, LLC. For information on this operator, see the section entitled “Business – Property Acquisitions – Golf Courses – Palmetto Hall Plantation Club” which begins on p. 9 of Supplement No. Three dated September 21, 2006 to the prospectus.

Competition. The Talega Property in San Clemente, California, competes with nearby San Clemente Municipal Golf Course and Shore Cliffs Golf Club, which are 18-hole daily fee courses charging much lower rates per round than the Talega Golf Club. The Talega Property will also compete with the nearby Pelican Hill Golf Club, a 36-hole resort/daily fee course that is closed for renovations until late 2007. The Valencia Property in Santa Clarita, California competes with three local private golf clubs: El Caballero Country Club in Tarzana, California, North Ranch Country Club in Thousand Oaks, California and Wood Ranch Country Club in Simi Valley, California. Valencia Country Club leads its competitors with the highest initiation fee and second highest monthly rate.